NO ACT

PO 12-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004181

Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Qwest Communications International Inc.
Incoming letter dated December 31, 2008

Dear Ms. Ising:

This is in response to your letter dated December 31, 2008 concerning the shareholder proposal submitted to Qwest by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Joyce Abernethy
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

February 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Qwest Communications International Inc.
Incoming letter dated December 31, 2008

The proposal requests the board to issue a report examining the effects of Qwest's internet network management practices.

There appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(7), as relating to Qwest's ordinary business operations (i.e., procedures for protecting user information). Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Qwest relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Joyce Abernethy
Associate General Counsel

TELEPHONE: (212) 669-4531
FACSIMILE: (212) 815-8522
JABERNE@COMPTROLLER.NYC.GOV

January 29, 2009

RECEIVED
2009 FEB -2 PM 3:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

<u>BY EMAIL AND EXPRESS MAIL</u>

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Qwest Corporation;
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds" or the "Proponents") in response to the December 31, 2008 letter and supporting materials (the "Request Letter") submitted to the Securities and Exchange Commission (the "Commission") by Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP (the "Firm") on behalf of the Firm's client, Qwest Communications International Inc. ("Qwest" or the "Company"), which seeks assurance that the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Commission will not recommend any enforcement action if the Company excludes from its proxy statement for the 2009 annual meeting the Funds' shareholder proposal (the "Proposal"). The Company bases its request for exclusion on Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proposal, as well as the Company's Request Letter. Based upon such review and review of Rule 14a-8, it is my opinion that the Proposal must be included in Qwest's 2009 proxy statement because the Proposal (a) transcends the "ordinary business" of the Company by focusing on a significant social policy issue, (b) has not been "substantially implemented" in any respect by the Company, and (c) is not vague or indefinite as to be materially false or misleading. Therefore, the Funds respectfully request that the Commission deny the relief that the Company seeks and accordingly refrain from issuing a no-action letter.

I. SUMMARY RESPONSE

As detailed below, there is widespread public debate about the role of Internet Service Providers ("ISPs") as gatekeepers to civil liberties. As the "public square" has moved to the Internet, the Internet management practices of ISPs have taken center stage in debates about free speech and the right of privacy, and ISPs are now faced with profound questions about their roles as for-profit public companies within this new "public square." Shareholders are appropriately concerned about the strategic and societal implications of these issues, and as primary stakeholders in the Internet community, shareholders need to understand, and if necessary, exert influence in seeking constructive ways to address, the issues.

As a major ISP provider, Qwest is at the heart of the debate on the role and practices of ISPs in the context of free expression and privacy as evidenced by attention by congressional committees as discussed below. Notwithstanding the magnitude and urgency of the issues addressed in the Proposal and the Company's failure to respond to the terms of the Proposal, the Company's management seeks to deny shareholders the opportunity to consider the broader issues presented by Qwest's network management practices by arguing that the Proposal intrudes on the Company's ordinary business operations, has been substantially implemented and is impermissibly vague. As demonstrated below, the Proposal focuses appropriately on the Company's practices as they relate to important social policy issues; therefore, the Proposal transcends "ordinary business matters, has not been implemented by Qwest, and is not vague or indefinite as to be materially false or misleading.

II. THE PROPOSAL

The Proposal begins with a series of whereas clauses, which note the key role of the Internet in modern American society, and the important public interests in privacy and freedom of expression that are implicated by Internet usage. The Resolved clause then states:

> Therefore, be it resolved, that shareholders request that the Board of Directors prepare a report, excluding proprietary and confidential information, and to be made available to shareholders no later than November 30, 2009, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

III. DISCUSSION

The Company seeks to omit the Proposal under Rules 14a-8(i)(7) (ordinary business exclusion), 14a-8(i) (10) (proposal substantially implemented) and 14a(i)(3) (proposal vague and indefinite so as to be materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief on any of these grounds.

A. THE PROPOSAL RAISES SIGNIFICANT SOCIAL POLICY CONCERNS AND DOES NOT RELATE TO THE "ORDINARY BUSINESS" OF THE COMPANY UNDER RULE 14a-8(i)(7)

Qwest's request that the Proposal be excluded under Rule 14a-8(i)(7) rests upon three related arguments: that the Proposal relates to (i) the Company's procedures for protecting customer privacy, (ii) the Company's criteria for the sale of advertising space and the manner in which it advertises its products, and (iii) matters of legal compliance. As will be shown below, the Company's arguments fail to provide any valid basis for exclusion.

The Division of Corporation Finance has stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The SEC advised in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that, even proposals relating to daily business matters but "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters), generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

Subsequently, the July 12, 2002 *Staff Legal Bulletin 14A* ("SLB 14A"), which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

In SLB 14A, the Staff noted "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters." As shown in *Yahoo!* (April 13, 2007), if the legislative and executive branches of the Unites States government raise serious public policy concerns with respect to an issue (in the case of *Yahoo!*, the issues of Internet censorship and monitoring by repressive foreign governments), such attention demonstrates the existence of a significant public policy issue that will be deemed to render a proposal appropriate for shareholder review. (See *Yahoo!*, Id., for proponent's documentation of governmental interest). In the instant case, there is ample evidence of legislative and executive branch focus and concern about Internet privacy and freedom of expression. Consider a few recent examples:

- Representative Edward Markey and 16 congressional co-sponsors introduced H.R. 5353 on February 12, 2008 (the "Online Privacy Bill of Rights") that concerns the issues identified in the Proposal.

- Hearings were held in 2008 by the House Energy and Commerce Committee (Subcommittee on Telecommunications and the Internet) on the issue of consumer privacy and new technology called "deep packet inspection ("DPI") coming to market through ISPs and their third party providers that facilitates "behavioral targeting" of consumers. (Business Week, Congress to Push Web Privacy, August 14, 2008).

- On August 1, 2008, the House Committee on Energy and Commerce sent letters to 33 leading Internet and broadband companies, including Qwest, asking them for information about the extent to which they collect information about consumers' use of their broadband services or Web sites. (See http://markey.house.gov/index.)

- On August 1, 2008, the Federal Communications Commission ("FCC") adopted a Memorandum Opinion and Order (released on August 20, 2008) in connection with a leading ISP, Comcast Corporation, finding that Comcast actively interfered with attempts by some high-speed Internet subscribers to share files on a peer-to-peer network. The Order ruled, inter alia, that Comcast's "discriminatory and arbitrary practice [of interfering with connections of peer-to-peer applications] unduly squelches the dynamic benefits of an open and accessible Internet and does not constitute reasonable network management practices." 23 FCC Rcd 13028 (2008 (the "FCC Order"), Introduction, paragraph 1. The FCC noted in its Order that the "Internet is an unprecedented communications medium..." and quoted from statutory text in declaring the Internet "offer[s] a forum for a true diversity of political discourse, unique opportunities for cultural development, and myriad avenues for intellectual activity." Ibid., paragraph 12 (footnotes omitted). (Emphasis added.)

In his press release accompanying the letter campaign to the 33 Internet and broadband companies, Rep. Markey is quoted as follows: "This information will allow the Congress to gain a more comprehensive understanding of the nature and extent to which user-tracking technologies are being implemented and the impact they could have on consumer privacy and Internet communications **generally**." (Markey Press Release, August 1, 2009, http://markey.house.gov/index) (emphasis added). If legislators and regulators deem the issues of privacy and freedom of expression worthy of the attention as indicated above, then surely Qwest's shareholders should be entitled to vote on a proposal that calls for a comprehensive and comprehensible consideration of such issues by their Board of Directors in the form of a report.

Interest in this significant policy issue has been acted on by legislators, undoubtedly due in large measure to the scrutiny the issue has received by the public and the media generally, and more specifically in connection with the actions of another leading ISP, Comcast. In June 2008, a coalition of groups sent a letter to Rep. Markey and Rep. Baron, expressing concern about "the issue of Internet service providers (ISPs) and their business partners targeting ads to subscribers based on inspections of those subscribers' Web activities." Signers of the letter included the Consumers Union and the Consumer Federation of America. (http://www.cdt.org/privacy/20080606markeybarton.pdf).

Additionally, recent polling data from the Consumers Union shows extremely high rates of public concern regarding privacy and the Internet (see information posted at www.consumersunion.org/pub/core_telecom_and_utilities/006189.html). Finally, news database searches for terms such as "ISP privacy"; "ISP censorship"; "ISP freedom of speech"; and "ISP surveillance" for 2008 result in over 1,000 additional stories. Attached as Exhibit A is a listing of various recent articles on these issues.

The citations and quotes set forth above are only a small portion of a substantial body of evidence establishing that there is widespread public interest in the public's expectations of privacy on the Internet, in general, and with ISPs specifically. It is against this backdrop that the Company incredulously tries to diminish and recast the Proposal as focusing narrowly on the Company's customers. The Proposal clearly calls for a broad view of the impacts that is not limited to internal Company operations and not limited to Qwest customers, but rather looks outward to "public policy concerns" expressed by the broader public. Yet, Qwest argues that the Proposal relates to the Company's procedures for protecting its customers' privacy and cites numerous no-action letters excluding proposals asking for reports or actions in relation to the relevant company's specific customers. Reliance on such precedent is unjustified as the Proposal in no way asks for a discussion about how the Company protects its customers' privacy, but rather how its network management practices impacts the broader public debate on online privacy. Similarly, with absolutely no basis in the text of the Proposal, the Company argues that the Proposal would "address the manner in which the Company manages criteria for the sale of advertising as well as the manner in which the Company advertises its products." Request Letter, pg. 5. The Proposal neither mentions criteria for the sale of the Company's advertising, nor does it ask for any information in its report regarding such.

Finally, the Company claims that the Proposal relates to matters of legal compliance in that the requested report "necessarily would address the effects of the Company's compliance with applicable law and regulations regarding customer privacy." Request Letter, pg. 7. The Company goes on to inventively posit that because its existing online privacy policy states that the Company "uses personal information collected online to comply with laws and regulations, to assert or establish [its] legal rights, and to defend [its] legal interests," the Proposal relates to legal compliance matters, implying that because there may be some legal compliance implication to a proposal it is excludable.

As the Company's argument has no factual basis in the Proposal—there is no request for a discussion or assessment of the Company's compliance with applicable law--the no-action letters presented by the Company are irrelevant, but distinguishable nonetheless. First, in *General Electric Co.* (January 4, 2005), the proponent sought a report explaining how the company's television stations were currently meeting their public interest obligations and how they planned to do so in the future, noting that a failure to meet these public interest obligations could result in a loss of a license to operate. Clearly the proposal at issue in that matter specifically asked for information about the company's plans to comply with current and anticipated regulations. The Funds' Proposal seeks no such information. Additionally, in *Allstate Corporation* (February 16, 1999), the proponents sought to create an entirely new committee that would hire experts in "the fields of Criminal Law, McCarran Ferguson Act, Bad Faith Insurance Actions, Shareholders Derivative Actions and a Financial Management firm . . . for the purpose of investigating the issues raised." The *Allstate* proposal clearly sought to micromanage legal compliance matters by creating a whole new compliance structure for the company. The Proposal, in contrast, does not do that – it simply requests a discussion of the implications of network management practices on the public.

Similarly, in *Duke Power Company* (March 7, 1988), the shareholder sought very detailed information on the company's day-to-day compliance with governmental regulations relating to the environmental impact of power plant emissions. In fact, the lengthy resolve clause included a request for very specific technical information on particular plants. The Proposal in contrast deals with a high policy level discussion of the impact of network management practices on public expectations of privacy and freedom of expression.

Finally, *AT&T Inc.*(February 7, 2008) is distinguishable in that the proposal at issue specifically requested a report that "discusses from technical, **legal** and ethical standpoints, the policy issues that pertain to disclosing customer records and the content of customer communications to federal and state agencies without a warrant, as well as the effect of such disclosures on privacy rights of customers." (emphasis added). As the Proposal does not ask for a legal analysis of the effects of network management practices, and does not deal in any way with disclosures to or required by government agencies, the Company's argument that the report requested by the Proposal would lead to a discussion of the Company's obligations to cooperate with federal and state agencies seeking customer information pursuant to law enforcement or national security investigations is puzzling.

But beyond these cases, it is clear from the plain language of the Proposal that it does not focus on legal compliance matters. It focuses on the Company's impact on society, and to the extent that a discussion of legal compliance might be tangentially relevant, we note that virtually any significant social policy issue could be stretched to implicate legal compliance matters in some form or another.

With the Internet increasingly becoming a necessity for ensuring full participation in the economic, social, and political spheres, the impact of network management practices on it clearly transcends day-to-day business operations. The Company nonetheless argues that even if the Company's network management practices implicate significant social policy issues, the Proposal should be excluded. It suggests that because the Proposal is worded broadly, it encompasses ordinary business matters. The effect of this argument would be to override any significant social policy issue that might conceivably touch upon ordinary business matters. As noted above, the SEC made it clear in the 1998 Interpretive Release that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable." As demonstrated at length above, the issues of public expectations of privacy and censorship are significant social policies issues that, in the words of the Commission, "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id. Two cases dealing with significant social policy issues in the context of the Internet support this proposition. *In Cisco Systems, Inc.* (Sep. 19, 2002), the Staff rejected a company's argument under Rule 14a-8(i)(7) that a proposal seeking a report about the hardware or software that the company provided to China or other nations to monitor, intercept or block Internet traffic could be excluded because it dealt with the "company's ordinary business operations." Similarly, in *Yahoo!* (April 13, 2007), discussed above, the same result was obtained where the proposal at issue addressed the same core policy issue as the proposal in *Cisco*, except in the context of providing Internet services rather than hardware or software. In both cases, the proposals focused on freedom of expression and association, and privacy. Further, our Proposal, Like *Yahoo!*, deals with the same core policy issue as the proposal in *Cisco*, except in the context of providing Internet services rather than hardware or software."

For all the reasons stated above, the Proposal is not excludable as relating to the Company's "ordinary business" operations.

B. THE COMPANY HAS NOT SUBSTANTIALLY IMPLEMENTED THE PROPOSAL UNDER THE STANDARDS OF RULE 14a-8(i)(10)

The Company claims that the Proposal's request has been substantially implemented through information published on its Web site in its privacy policies, specifically its Online Privacy Policy dated November 14, 2005 (the "Online Policy") and its Customer Privacy Policy (collectively, the "Privacy Policies"). However, based on a review of the Privacy Policies and the applicable no-action letters issued by the Staff, it is clear that the Company has not met the Rule 14a-8(i)(10) standard because the information contained in the Privacy Policies does not constitute an examination of privacy and freedom of speech issues—nor does it address the Company's network management practices in relation thereto; is not presented in a single and comprehensible document for a shareholder audience; and is not the result of a Board examination of these issues. Consequently, we believe the Proposal cannot be excluded as being substantially implemented.

The Privacy Policies Do Not Address Network Management Issues and Focus Entirely on Qwest Customers

The Proponents have requested an examination of the "*effects* of the company's network management practices" (emphasis added) in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." The Privacy Policies do not, taken together or individually, constitute the substantial implementation of the Proposal, either in their stated purpose or effect. The Privacy Policies do not at all address the Company's network management practices as an ISP and the Company offers no information regarding freedom of speech issues; it only addresses the issue of privacy. And by the Company's own admission, the "Privacy Policies collectively explain in great detail the *Company's policies* with respect to customer privacy online." (emphasis added). Rather than providing a discussion or broad examination of the Company's overall network management practices as an ISP and how they may impact on the community of Internet users or the general public that may not be Qwest customers, the Privacy Policies focus entirely on the Company's customers. In addition, the Online Policy is a standard online privacy policy that addresses generic frequently asked questions about how a company uses its customers' data in connection with the use of the Qwest website such as:

"What information does Qwest collect about me online?"
"How does Qwest use personal information collected online?"
"Does Qwest share personal information collected online with third parties?"
"Can I review and change my personal information collected online?"
"What does Qwest do to help safeguard personal information collected online?"
"What are cookies and how do I disable them?"
"Does Qwest link to other Web sites?"
"Does Qwest use online ad services?"

The Company in its Request Letter did not mention its privacy policy related to its provision of internet services. Attached as **Exhibit B** is the "Qwest Choice TV & OnLine Services Customer Privacy Policy (the "ISP Privacy Policy") (http://www.qwest.com/privacy/choice_privacy.html). The ISP Privacy Policy, like the Privacy Policies, is utterly deficient as it is completely silent on the Company's network management practices. With respect to privacy matters, it clearly indicates that many of the public's concerns about privacy raised in the Proposal are at play in that the Company admits the following:

> Qwest may alert you by mail or telephone about our services or about other products and services that we think will interest our subscribers. Some of these offers will be for products or services we think may be of particular interest to you, based on the type of Qwest Choice TV & OnLine services that you purchase.
>
> (ISP Privacy Policy)

The Company goes on to note:

> On occasion, we are also asked by charities or businesses for the names, addresses and telephone numbers of subscribers to one or more of our services, so that those entities can contact subscribers to seek charitable contributions or to make offers of products or services. Qwest's general policy is not to provide this information to others, although we can make certain exceptions where we believe the matter may be of particular interest to our subscribers."
>
> (ISP Privacy Policy)

Clearly the Company is tracking its internet subscribers' online behavior and targets them with Qwest-related solicitations and retains the discretion to share subscriber information with third parties. These are exactly the types of issue that the Proposal seeks a report on.

It should be noted that the Proposal does not call for a specific result or policy but rather an exploration of the issues in the context of significant policy concerns and how they apply to the Company's future as a socially responsible company. Clearly the Privacy Policies (as well as the ISP Privacy Policy) do not accomplish nor are they designed to accomplish that goal.

Further, the Proposal asks for a single report, while the Company points to two separate privacy policies that can be found at various locations on the Company's website, none of which is a report. Prior Staff letters denying no-action relief under Rule 14a-8(i)(10) indicate that such efforts do not "substantially implement" a request for a comprehensive report. Thus, in *Newell Rubbermaid Inc.* (February 21, 2001), a proposal requesting a report on the company's "glass ceiling" progress, including a review of specified topics, was deemed not substantially implemented despite the company's claim that it did not need to prepare a report since it had numerous available plans in place that already addressed the issue. *See also PPG Industries, Inc.* (January 22, 2001) (proposal deemed not substantially implemented by the company through a variety of policies when proponents argued that the essence of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles).

In addition, the Privacy Policies are not the product of a board examination of the specific issues raised by the Proposal. On a number of occasions the Staff has concurred that when a proposal requests specific board level action, it is not sufficient for the company to argue that existing board or management efforts relate generally to the same issue. For example, in NYNEX Corporation (February 16, 1994), the proposal requested that a board committee evaluate the impact of various health care proposals on the company. The company unsuccessfully argued that it had substantially implemented the proposal because it had already established a Committee on Benefits, which oversaw the administration and effectiveness of all of the NYNEX employee benefits plans and programs, including the medical programs. In rejecting that argument, Staff stated that it "does not believe that the Company's existing director 'Committee on Benefits' and other efforts to explore and seek solutions to health care costs substantially implements the proponent's request for a committee specifically established to evaluate and report to shareholders on health care proposals."

C. THE PROPOSAL IS NOT VAGUE OR INDEFINITE AS TO BE MATERIALLY FALSE OR MISLEADING

Curiously, the Company argues that the Proposal is so vague that the Company can't implement it, but that the Company should be allowed to exclude the Proposal because the Company has already substantially implemented it. Notwithstanding the inconsistencies of these positions, the Proposal is not too vague and contains the appropriate level of specificity.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). However, the Staff made it clear that companies may rely on rule 14a-8(i)(3) "*only* where that company has demonstrated objectively that the proposal or statement is *materially false or misleading*." SLB 14B (emphasis added). Finally, the Staff noted in SLB 14B that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded."

In the 1998 Interpretive Release, the Staff indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies."

Thus, this "micro-management" exclusion as discussed in the 1998 Interpretive Release and the vagueness exclusion provided by Rule 14a-8(i)(3) present two poles on the spectrum of permissible proposals. A proposal can not be too detailed; nor can it be so vague as to be materially false or misleading. The Proposal strikes the appropriate balance between these two polar requirements. In 13 whereas clauses preceding the resolve clause, the Proposal very clearly lays out the types of issues that the Board could consider addressing in its report. The Proposal highlights that "the Internet yields significant economic benefits to society with online US retailing revenue—only one gauge of e-commerce, exceeding $200 billion in 2008." Yet those robust economic benefits could be diminished, the Proposal notes, in that "any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a *chilling effect on the use of the Internet* and detrimental effects on society." (emphasis added). The Proposal cites a number of statistics regarding Americans' perceptions regarding privacy issues: "72% of Americans are concerned that their online behavior is being tracked and profiled by companies"; "53% of Americans are uncomfortable with companies using their email content or browsing history to send relevant ads"; and "54% of Americans are uncomfortable with third parties collecting information about their online behavior."

While the Proposal appropriately does not dictate to the Board how it should engage in its examination or otherwise interfere with its discretion, contrary to the Company's assertion that the Proposal does not identify the types of effects the report is requested to address, the Proposal clearly gives guidance in this regard when it talks about the chilling effect on the use of the Internet, i.e., a decrease in Internet usage, as well as potential competitive, legal and reputational harm. In addition, with respect to what expectations of privacy Internet users may have, the Proposal cites user discomfort with user tracking and profiling, targeted ads based on browsing history and email content and third party use of their data, among other things. These are clearly the types of privacy issues that the Board could address in a report.

Finally, the Company quibbles over what constitutes "significant public policy concerns" and argues that individuals are likely to disagree as to whether a particular issue qualifies as a "significant public policy concern." In Microsoft Corporation (September 14, 2000), the Staff required inclusion of a proposal that requested the board of directors to implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company unnecessarily argued that "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague.

In *Yahoo!* (April 13, 2007), which also survived a challenge on vagueness, the company challenged a number of commonly understood terms like "political speech." *See also Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was vague).

In sum, Qwest has failed to establish that the Proposal is vague and indefinite as to be materially false or misleading.

III. Conclusion

For the reasons set forth above, the Proponents respectfully request that the Company's request for no-action relief be denied.

Thank you for your consideration.

Very truly yours,

Joyce Abernethy

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

List of News Stories

BUSINESS WEEK

AT&T to Get Tough on Piracy, November 7, 2007
Congress to Push Web Privacy, August 14, 2008
The Candidates are Monitoring your Mouse, August 28, 2008

CNN

Tracking Of Users Across Web Sites Could Face Strict Rules, July 14, 2008
Free speech is thorny online, December 17, 2008

CHRISTIAN SCIENCE MONITOR

YouTube to McCain: No DMCA pass for you, October 15, 2008

FINANCIAL TIMES

Google founders in web privacy warning, May 19, 2008
FCC signals its authority over web access, July 29, 2008

LOS ANGELES TIMES

Technology stokes new Web privacy fears, July 14, 2008
FCC slams Comcast for blocking Internet traffic, vows to police ISPs, August 1, 2008

MSNBC

ISPs pressed to become child porn cops, October 16, 2008
The trouble with 'deep packet inspection', October 16, 2008

NATIONAL PUBLIC RADIO

FCC Rules Against Comcast, August 4, 2008
Google violates its 'don't be evil' motto, November 18, 2008

NEW YORK TIMES

Ad-Targeting Companies and Critics Prepare for Senate Scrutiny, July 8, 2008
An Imminent Victory for 'Net Neutrality' Advocates, July 11, 2008
F.C.C. Vote Sets Precedent on Unfettered Web Usage, August, 2, 2008
Applications Spur Carriers to Relax Grip on Cellphones, August 4, 2008
Web Privacy on the Radar in Congress, August 11, 2008
AT&T Mulls Watching You Surf, August 14, 2008
Comcast Says No New Traffic Management Plan Yet, August 21, 2008
McCain Fights for the Right to Remix on YouTube, October 14, 2008
Banks Mine Data and Pitch to Troubled Borrowers, October 22, 2008
Big Tech Companies Back Global Plan to Shield Online Speech, October 28, 2008
Does AT&T's Newfound Interest in Privacy Hurt Google?, November 20, 2008
Campaigns in a Web 2.0 World, November 3, 2008
How Obama Tapped Into Social Network Power, November 9, 2008
You're leaving a digital trail – do you care?, November 29, 2008
Google's Gatekeepers , November 30, 2008
Proposed Web Filter Criticized in Australia , December 12, 2008
Yahoo Limits Retention of Search Data, December 18, 2008

JIM LEHER NEWS HOUR

FCC Rules Comcast Violated Internet Access Policy, August 1, 2008

PHILADELPHIA INQUIRER

Comcast agrees to sign New York's anti-porn code , July 21, 2008
FCC orders Comcast to change Internet practices, August 1, 2008

SAINT LOUIS POST-DISPATCH

FCC rules against Comcast for blocking Internet traffic, August 1, 2008

SAN FRANCISCO CHRONICLE

FCC ready to take on ISP limits, July 29, 2008
Tarnished tech firms to adopt code of conduct, October 25, 2008
Group hopes to shape nation's privacy policy, November 17, 2008

WASHINGTON POST

FCC Chairman Seeks to End Comcast's Delay of File Sharing, July 12, 2008
Lawmakers Probe Web Tracking, July 17, 2008
Who Should Solve This Internet Crisis? , July 28, 2008
Lawmakers Seek Data On Targeted Online Ads, August 5, 2008
Some Web Firms Say They Track Behavior Without Explicit Consent, August 12, 2008
Telecom Reporting Rule May Be Eased, September 5, 2008
Politics and Social Networks: Voters Make the Connection, November 3, 2008
Under Obama, Web Would Be the Way Unprecedented Online Outreach Expected, November 10, 2008
A New Voice in Online Privacy, November 17, 2008
Verizon Staff Viewed Obama's Account, November 21, 2008
Wikipedia Censorship Sparks Free Speech Debate, December 9, 2008
RIAA's New Piracy Plan Poses a New Set of Problems, December 19, 2008

WALL STREET JOURNAL

Cuomo's Probe Spurs Internet Providers to Target Child Porn, June 11, 2008
Limits on Web Tracking Sought, July 15, 2008
Charter Delays Plan for Targeted Web Ads, June 25, 2008
FCC to Rule Comcast Can't Block Web Videos, July 28, 2008
Editorial on net neutrality, July 30, 2008
Google, Yahoo, Microsoft Set Common Voice Abroad, October 28, 2008
Google Wants Its Own Fast Track on the Web, December 15, 2008
Music Industry to Abandon Mass Suits, December 19, 2008 (citing pivotal role of ISPs)

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 31, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of William C. Thomson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds*
Qwest Communications International, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from William C. Thomson, Jr., Comptroller, City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company "prepare a report, excluding proprietary and confidential information, and to be made available to shareholders no later than November 30, 2009, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations;

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

The Proposal seeks a report on "the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." The Company's operations include extensive and ongoing development and implementation of policies and procedures to manage Internet services that it provides to customers, including to protect the privacy of the Company's customers. The term "Internet network management practices" used in the Proposal is an enormously broad term that includes, among other things, terms of access, management of Internet traffic, broadband capacity, customer usage, management of online advertising, domain name systems and other matters routine to the Company's Internet business. Thus, under the standards set forth in the Commission releases referenced below and under well-established Staff precedent, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because the requested report relates to ordinary business matters, specifically, the protection of customer privacy, the sale of online advertising space and the manner in which the Company advertises its products and legal compliance matters.

A. Introduction.

Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Thus, when examining whether a proposal may be excluded under Rule 14a-8(i)(7), the first step is to determine whether the proposal raises any significant social policy issue. If a proposal does not, then it may be excluded under Rule 14a-8(i)(7). If a proposal does raise a significant social policy issue, it is not the end of the analysis. As discussed below, the Staff has concurred with the exclusion of stockholder proposals that raise a significant social policy issue when other aspects of the report or action sought in the proposals implicate a company's ordinary business. We believe that most Rule 14a-8(i)(7) determinations considered by the Staff do not revolve around whether the subject matter of a proposal has raised a significant social policy issue, but instead depend on whether the specific actions sought by the proposal or some other aspect of the proposal involve day-to-day business matters.

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

B. The Proposal Relates to the Company's Procedures for Protecting Customer Privacy.

The Proposal asks the Company to report on the effects of the Company's treatment of customer information in light of privacy concerns, including whether and to what extent the Company tracks or collects the e-mail content, browsing history and other online behavior of its customers. The Staff has consistently recognized that stockholder proposals addressing company conduct involving the protection of customer information may be excluded under Rule 14a-8(i)(7) because they infringe on a core management function. For example, in *Verizon Communications Inc.* (avail. Feb. 22, 2007), the Staff permitted exclusion of a stockholder proposal seeking a report on the disclosure of customer records and communications content to governmental agencies without a warrant and the effect of this practice on the privacy rights of Verizon's customers. *See also AT&T Inc.* (avail. Feb. 7, 2008) (permitting exclusion of a substantially similar proposal). Moreover, in *Bank of America Corp.* (avail. Feb. 21, 2006), a proposal seeking a report on company policies and procedures for ensuring the confidentiality of customer information in all business operations was also found to be excludable as ordinary business because it related to "procedures for protecting customer information." *See also Bank of America Corp.* (avail. Mar. 7, 2005) (concurring with the exclusion of a substantially similar proposal for the same reason); *Consolidated Edison, Inc.* (avail. Mar. 10, 2003) (concurring with the exclusion of a stockholder proposal regarding keeping private customer information obtained by employees); *Citicorp* (avail. Jan. 8, 1997) (concurring with the exclusion of a stockholder proposal regarding the company's policies and procedures to monitor illegal transfers among customer accounts).

The Staff's precedent regarding procedures for protecting customer information is consistent with prior Staff decisions that a wide variety of activities related to a company's management of customer relations is a part of ordinary business and, therefore, that stockholder proposals related to such matters are excludable under Rule 14a-8(i)(7). For example, in *OfficeMax Inc.* (avail. Feb. 13, 2006), the Staff permitted exclusion of a proposal directing the company to establish a task force regarding the handling of promotional rebates as relating to customer relations. In *General Motors Corp.* (avail. Feb. 13, 1979), the Staff concurred with the exclusion of a stockholder proposal recommending the creation of a new department to handle customer complaints. *See also Wal-Mart Stores, Inc.* (avail. Mar. 27, 2001) (proposal seeking the implementation of annual customer meetings was excludable as ordinary business); *Deere & Co.* (avail. Nov. 30, 2000) (proposal requesting the creation of a "Customer Satisfaction Review Committee" involved ordinary business); *BankAmerica Corp.* (avail. Mar. 23, 1992) (proposal to establish a committee to deal with customers whose credit applications have been rejected concerned customer relations, which is ordinary business).

The Company provides voice, data, Internet and video services to its customers. Managing customer relations, including the privacy of customers who use these Company products, is "fundamental" to the Company's day-to-day operations as it is an important basis on which the Company competes for customers. Moreover, the Company's management is best positioned to evaluate and develop specific technological and other methods for maintaining customer privacy. As a result, such matters "could not, as a practical matter, be subject to direct shareholder oversight." The Proposal (like the reports requested on similar procedures and policies in *Verizon Communications*, *AT&T* and both *Bank of America* letters) thus attempts to subject the Company's relationship with its customers, including its policies for the protection of customer information, to stockholder scrutiny. For these reasons, the Proposal is excludable under Rule 14a-8(i)(7).

C. The Proposal Relates to the Company's Criteria for the Sale of Advertising Space and the Manner in which the Company Advertises Its Products.

The report requested in the Proposal also would address the manner in which Company manages criteria for the sale of advertising as well as the manner in which the Company advertises its products. The Staff previously has concurred that stockholder proposals addressing these two topics relate to a company's ordinary business and thus are excludable under Rule 14a-8(i)(7). Specifically, the Proposal would require the Company to report on the effects of its policies regarding how and whether the Company's Internet systems track customers' "email content or browsing history to send relevant ads." (Significantly, it should be noted that the Company has informed us that it currently does not engage in such activity.) Consistent with these previous Staff decisions and in light of specific references in the Proposal's supporting statements, we believe that the Proposal may be omitted from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's criteria for the sale of its online advertising space and the manner in which the Company advertises its products.

Stockholder proposals that seek to determine a company's allocation of its advertising space have been excluded under Rule 14a-8(i)(7). Specifically, in *Clear Channel Communications, Inc.* (avail. Mar. 10, 1999), the Staff permitted exclusion of a proposal requesting adoption of a policy that, before accepting a tobacco advertisement for display on any of the company's billboards, the company submit such advertisements to testing to ensure that they did not appeal to teenagers. Similarly, in *CBS Corp. (Westinghouse Electric)* (avail. Jan. 24, 1997), a proposal that the company adhere to certain standards when displaying advertisements for tobacco products was found to be excludable because it related to the criteria for the sale of advertising space. As demonstrated by the references in the Proposal's supporting statements to "companies using [customers'] email content or browsing history to send relevant ads," the Proposal clearly relates to how the Company determines what online advertising is made available on its Internet systems. In this regard, online advertising space is very similar to the billboard and television advertising space at issue in *Clear Channel* and *CBS*, respectively. Moreover, just like the stockholder proposals at issue in *Clear Channel* and *CBS*, which attempted to allow stockholders to express their views on the companies' criteria for selecting and displaying advertisements, the Proposal seeks to impermissibly interfere with the Company's methods for selecting online advertisements by requesting a report examining these practices.

More generally, the Staff has consistently concurred that the manner in which a company advertises its products is part of a company's ordinary business operations. In *PG&E Corp.* (avail. Feb. 14, 2007), the Staff allowed exclusion of a proposal instructing the company to cease its current advertising campaign promoting solar and wind energy and initiate an alternative advertising campaign promoting other sources of energy. Also, in *CBRL Group, Inc.* (avail. Aug. 28, 2001) the Staff permitted exclusion where a proposal tried to direct the board's use of advertising by requesting the acquisition of a song and music to use in company advertising. *See also Abercrombie & Fitch Co.* (avail. Mar. 24, 2006) (proposal that the company seek approval by the United States Post Office for its catalog covers was excludable as "ordinary business operations (*i.e.*, the manner in which a company advertises its products)"); *General Electric Co.* (avail. Jan. 18, 2005) (proposal that the company not advertise in media that contained statements supporting gun control legislation excludable as relating to the manner in which the company advertises); *Hewlett-Packard Co.* (avail. Oct. 8, 2004) (proposal dictating use of the Compaq brand name for marketing and advertising purposes excludable as ordinary business); *J.C. Penney Co., Inc.* (avail. Mar. 30, 2000) (proposal to regulate the content of company advertising was excludable as implicating the company's ordinary business). If the Company were to customize online advertising based on customers' Internet and e-mail behaviors, such advertising may include advertisements for the Company's products. Thus, the Proposal similarly is excludable under Rule 14a-8(i)(7) as relating to the manner in which the Company advertises its products.

In summary, the Proposal's request for a report on the Company's network management practices, including in the specific network management practice of tracking and collecting information about the online behaviors of Internet users in order to "send [them] relevant ads," is a matter of the Company's ordinary business because it concerns the criteria by which the Company chooses to allocate its advertising space and more generally the manner in which the Company advertises its products, which have been recognized by the Staff as an ordinary business practices. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(7), because it pertains to matters related to the Company's ordinary business operations.

D. *The Proposal Relates to Matters of Legal Compliance.*

The Proposal also is excludable under Rule 14a-8(i)(7) as relating to the general conduct of the Company's legal compliance program because the report it requests necessarily would address the effects of the Company's compliance with applicable laws and regulations regarding customer privacy. The Staff has long recognized that a company's compliance with laws and regulations is a matter of ordinary business. For example, in *General Electric Co.* (avail. Jan. 4, 2005), the Staff concurred with the exclusion of a stockholder proposal requesting a board report detailing NBC's broadcast television stations' current efforts to meet their public interest obligations because the proposal related to the company's compliance with Federal Communication Commission ("FCC") regulations governing public service requirements. *See also Allstate Corp.* (avail. Feb. 16, 1999) (proposal requesting the formation of a stockholder committee to investigate and report on illegal activities, including investigations by states, was excludable as ordinary business because it related to the conduct of a legal compliance program); *Duke Power Co.* (avail. Mar. 7, 1988) (proposal requesting the preparation of a report by the board of directors providing "the best factual and scientific information available detailing the Company's environmental protection and pollution control activities" was excludable as ordinary business (*i.e.*, compliance with governmental regulations relating to the environmental impact of power plant emissions)).

The Proposal requests a report on the Company's "Internet network management practices" insofar as they affect customer privacy on the Internet. According to the Company's Online Privacy Policy (discussed in detail below) the Company "uses personal information collected online to comply with laws and regulations, to assert or establish [its] legal rights, and to defend [its] legal interests." *See* Exhibit B and available at http://www.qwest.com/privacy/. The report requested by the Proposal therefore encompasses information about the Company's ordinary business operations and compliance with evolving laws and regulations[1] that govern

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[1] In this regard, the Proposal also is excludable under Rule 14a-8(i)(7) because certain discrete aspects of Internet network management practices are the subject of potential legislative action, a key aspect of which involves assessing the effects of different practices. *See, e.g.*, S.215 (A bill to amend the Communications Act of 1934), 110th Cong. (2007). *See also Yahoo! Inc.* (avail. Apr. 5, 2007) and *Microsoft Corp.* (avail. Sept. 29, 2006) (concurring with the exclusion under Rule 14a-8(i)(7) of stockholder proposals requesting a report on each company's rationale for supporting certain public policy measures concerning increased government regulation of the Internet, particularly "net neutrality" measures because such proposals related to "evaluating the impact of expanded government regulation of the

[Footnote continued on next page]

customer privacy and the protection of customer information. Additionally, the report request by the Proponent would lead to a discussion of the Company's obligations to cooperate with federal and state agencies seeking customer information pursuant to law enforcement or national security investigations. *See, e.g., AT&T Inc.* (avail. Feb. 7, 2008). Accordingly, the Proposal specifically requests information that is directly related to the Company's legal compliance program – a subject that the Staff has consistently concurred to be part of a company's "ordinary business." Therefore, the Proposal is excludable from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to matters of legal compliance.

E. Regardless of Whether the Proposal Touches Upon Significant Social Issues, the Proposal Addresses Ordinary Business Matters.

Whether or not there are some aspects of the Company's Internet management practices that may touch upon significant social policy issues, the scope of issues to be addressed in the report requested under the Proposal is so broad that it encompasses aspects of the Company's ordinary business operations and thus is excludable under Rule 14a-8(i)(7). While the Staff has concluded that certain proposals implicate significant social policy issues and thus do not relate to a company's ordinary business operations, the Staff also has consistently concurred that simply touching upon a policy issue does not prevent exclusion of a proposal, where the context otherwise relates to a company's ordinary business operations. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), because the proposal clearly requested a report on an aspect of the company's ordinary business operations, specifically the financial risks and environmental liabilities associated with its operations, it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues. Likewise, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred that a proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" was excludable under Rule 14a-8-(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing only the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)).

The Staff has also concurred that a stockholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For

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[Footnote continued from previous page]

internet"); *International Business Machines Corp.* (avail. Mar. 2, 2000) (concurring in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions because it was "directed at involving IBM in the political or legislative process").

example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." Finally, in *Union Pacific Corp.* (avail. Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. *See also Fluor Corp.* (avail. Feb. 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant social policy, was nonetheless excludable because the proposal also sought information regarding the ordinary business matters of job loss and job elimination as a distinct and separate element); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to several ordinary business issues, including the protection of customer privacy, the sale of online advertising space and the manner in which the Company advertises its products and legal compliance matters. Moreover, merely referencing the Company's Internet network management practices "in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet" should not prevent the Staff from concurring with exclusion of the Proposal under Rule 14a-8(i)(7). Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether or not the issue of privacy and freedom of expression on the Internet raise significant policy issues.

The Proposal also is distinguishable from two stockholder proposals that the Staff refused to concur could be excluded under Rule 14a-8(i)(7). In *Yahoo! Inc.* (avail. Apr. 13, 2007), the stockholder proposal requested the institution of certain minimum standards for hosting and sharing Internet data in order to "help protect freedom of access to the Internet." The proposal in *Yahoo!* focused on censorship by foreign governments, including the protection of the identity of its customers in countries "where political speech can be treated as a crime" and the prevention of censorship by "authoritarian foreign governments." Similarly, the proposal in *Cisco Systems, Inc.* (avail. Sept. 19, 2002) also concerned censorship by governments and sought a report regarding company products sold to the Peoples Republic of China or other governments to monitor, intercept or block Internet traffic. Unlike the proposals in *Yahoo!* and *Cisco Systems,* the Proposal encompasses a number of ordinary business matters, as described above. Thus, unlike the proposals at issue in *Yahoo!* and *Cisco Systems,* the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* 1998 Release.

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Intel Corp.* (avail. Mar. 11, 2003) (proposal requesting that equity and compensation plans be submitted to stockholder vote was substantially implemented by board resolutions requiring prior stockholder approval of all equity compensation plans); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot).

We believe that the Company has substantially implemented the Proposal because the Company has published on its website several publications regarding its network management practices that relate to customer privacy expectations. These publications include the Company's Online Privacy Policy, dated November 14, 2005 (the "Policy"), which addresses the Proposal's concern about the Company's network management practices as they relate to privacy and freedom of expression. In particular, the Policy addresses the following Internet customer privacy matters:

1. what information the Company collects about its customers online;

2. how the Company uses the personal information collected online;

3. whether the Company shares personal information collected online with third parties;

4. how customers can review and change their personal information collected online;

5. how the Company helps safeguard personal information collected online; and

6. whether the Company uses online advertising services.

The Policy explains that while certain information about Internet customers (such as their Internet Service Provider, IP address, browser type, and operating system) is collected by the Company, none of this information is used in a form that identifies the customer. Additionally, the Policy confirms that the personal information it collects online is used by the Company for the ordinary business operations of improving and enhancing its products and services and those of its affiliates, business partners and vendors. The Policy also provides an e-mail address that anyone can use to contact the Company for more information about the Company's privacy policies. *See* Exhibit B. In addition, the Company's Customer Privacy Policy (collectively with the Policy, the "Privacy Policies") explains the Company's policies and procedures for protecting customer privacy generally. *See* Exhibit C and available at http://www.qwest.com/privacy/privacyGeneral.html.

The Privacy Policies collectively explain in great detail the Company's policies with respect to customer privacy online and thus squarely address the Proposal's concern about the Company's network management practices as they relate to privacy and freedom of expression. Moreover, the Policies are publicly available on the Company's website and therefore readily accessible to any stockholder or customer who may wish to understand and evaluate how the Company's Internet network management practices affect customer privacy. Thus, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(10) because the Policies "compare favorably with the guidelines of the proposal." *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (concurring that a proposal requesting a global warming report was substantially implemented by the company's annual sustainability report and other global warming materials available on its website, despite the fact that the report did not provide all of the information requested in the proposal); *The Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting a report on the child labor practices of the company's vendors was substantially implemented by the adoption of a code of vendor conduct, the monitoring of vendor compliance and the publishing of related information, despite the fact that the company's report did not provide all the information sought by the proposal).

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

The Proposal may be excluded under Rule 14a-8(i)(3) because it leaves key terms and phrases open to multiple interpretations and thus is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because stockholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a stockholder proposal was sufficiently misleading so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Specifically, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(3) when the proposal leaves key terms or phrases undefined such that the phrases may be subject to multiple interpretation. In *Bank of America* (avail. Mar. 10, 2004), the stockholder proposal stated that the company's management had "no mandate going forward to pursue any merger discussions with any major institution." The company argued that the terms "any merger discussions" and "any major institution" were subject to varying interpretations, and thus stockholders could not clearly understand their meanings. The Staff agreed and permitted the company to exclude the proposal under Rule 14a-8(i)(3) because it was impermissible vague and indefinite. Likewise, in *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." The proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indicator lights in Ford vehicles, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Wendy's International, Inc.* (avail. Feb. 24, 2006) (permitting the exclusion of a proposal as impermissibly vague and indefinite where the company argued that the terms "accelerating" and "development" were undefined).

As with the precedent cited above, the Proposal may be excluded under Rule 14a-8(i)(3) because it leaves key terms and phrases open to multiple interpretations. The Proposal requests that the Company prepare a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." However, the Proposal does not identify what types of effects the requested report is to address. Thus, the Proposal could be viewed by some as requesting a report on the effects of the Company's Internet management policies on the public's expectations of privacy and freedom or expression, or for a report, against a backdrop of (that is, "in the context of") concerns regarding privacy and freedom of expression, of the effects of the Company's Internet management policies on use of the Company's Internet product, or for a report on the effects on the Company's profitability of its policies, or for a report on the effects on the level of Internet shopping. *See, e.g., Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a stockholder proposal that failed to explain the meaning of the requested report on the company's "progress with the Glass Ceiling Report").

As in *Ford Motor Co.*, these terms also are "highly subjective" such that stockholders are likely to have different ideas regarding what the Proposal requests. Specifically, the Proposal neglects to define "the public's expectations of privacy and freedom of expression on the Internet." In the absence of any guidance, a stockholder may interpret this phrase in any number of ways. For example, an individual primarily using the Internet to pay bills or perform personal banking transactions is likely to have a very different expectation of privacy than an individual using the Internet to participate in social networks or to share music and video files. In fact, there are countless interpretations of the "public's expectations." Moreover, the Proposal is equally vague and indefinite regarding what constitutes "significant public policy concerns." In the absence of any clarification, individuals are likely to disagree as to whether a particular issue qualifies as a "significant public policy concern." Thus, it is impossible for either the stockholders or the Company to precisely determine the scope of the Proposal.

As the Staff has found on numerous occasions, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (same); *Fuqua Industries, Inc.* (avail.

Mar. 12, 1991) (same). Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stephen Brilz, the Company's Vice President and Deputy General Counsel, at (303) 992-6244.

Sincerely,

Elizabeth A. Ising

EAI/cer
Enclosures

cc: Stephen Brilz, Qwest Communications International Inc.
Mr. Patrick Doherty, Office of the Comptroller of New York City

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 18, 2008

Mr. Richard N. Baer
Executive Vice President, General Counsel and
Corporate Secretary
Qwest Communications International, Inc.
1801 California Street
Denver, CO 80202

Dear Mr. Baer:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Qwest Communications, International, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Enclosures

Report on Our Company's Network Management Practices,
Public Expectations of Privacy and Freedom of Expression on the Internet

The Internet is becoming the defining infrastructure of our economy and society in the 21st century. Its potential to open new markets for commerce, new venues for cultural expression and new modalities of civic engagement is without historic parallel.

Internet Service Providers (ISPs) serve as gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public's use of the Internet.

As such, ISPs have a weighty responsibility in devising network management practices. ISPs must give far-ranging thought to how these practices serve to promote--or inhibit--the public's participation in the economy and in civil society.

Of fundamental concern is the effect ISPs' network management practices have on public expectations of privacy and freedom of expression on the Internet.

Whereas:

- More than 211 million Americans--70% of the U.S. population--now use the Internet;
- The Internet serves as an engine of opportunity for social, cultural and civic participation in society;
- 46% of Americans report they have used the internet, e-mail or text messaging to participate in the 2008 political process;
- The Internet yields significant economic benefits to society, with online US retailing revenues – only one gauge of e-commerce - exceeding $200 billion in 2008;
- The Internet plays a critical role in addressing societal challenges such as provision of health care, with over 8 million Americans looking for health information online each day;
- 72% of Americans are concerned that their online behaviors are being tracked and profiled by companies;
- 53% of Americans are uncomfortable with companies using their email content or browsing history to send relevant ads;
- 54% of Americans are uncomfortable with third parties collecting information about their online behavior;
- Our Company provides Internet access to a very large number of subscribers and is considered a leading ISP;

- Our Company's network management practices have come under public scrutiny by consumer and civil liberties groups, regulatory authorities and shareholders.

- Class action lawsuits in several states are challenging the propriety of ISPs' network management practices;

- Internet network management is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;

- Any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a chilling effect on the use of the Internet and detrimental effects on society.

Therefore, be it resolved, that shareholders request that the Board of Directors prepare a report, excluding proprietary and confidential information, and to be made available to shareholders no later than November 30, 2009, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2008

To Whom It May Concern

Re: QWEST COMMUNICATIONS INTL INC. **CUSIP#: 749121109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 1,834,227 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

Novemeber 18, 2008

To Whom It May Concern

Re: QWEST COMMUNICATIONS INTL INC. CUSIP#: 749121109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,568,577 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2008

To Whom It May Concern

Re: QWEST COMMUNICATIONS INTL INC. **CUSIP#: 749121109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 1,214,695 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2008

To Whom It May Concern

Re: QWEST COMMUNICATIONS INTL INC. **CUSIP#: 749121109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 395,567 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2008

To Whom It May Concern

Re: QWEST COMMUNICATIONS INTL INC. CUSIP#: 749121109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 83,026 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

EXHIBIT B

Customer Service

Online Privacy Policy

Date: November 14, 2005

Welcome to the Qwest Online Privacy Policy. We appreciate your business and thank you for taking an interest in our privacy policy.

Qwest values your business and respects your privacy. This policy summarizes what information we collect from you online and how we use and disclose that information. Qwest also collects personal information from customers offline. To learn more about our privacy practices you should also review the Qwest Privacy Policy and the Qwest Choice™ TV & OnLine Services Customer Privacy Policy.

Table of Contents

What information does Qwest collect about me online?
We collect personal information when you visit our Web sites, request products and services, and when you use our online services. For example, we may collect your name, address, telephone number, billing and payment information, and e-mail address.

In addition, when you visit a Qwest Web site, our servers automatically log certain technical information, such as the name of your Internet Service Provider (ISP), your IP address, browser type, and operating system. We use Internet technologies to learn more about how our Web sites are used, such as how often certain pages are viewed, and how much time users spend on those pages. This information is not used in a form that identifies you. To learn more about how this information is used, see "What are cookies and how do I disable them?"

For our Qwest.net™ and Qwest Choice Online® customers - as part of our ongoing efforts to improve our service, we or someone acting on our behalf may collect information about how you use our service and the Internet. Qwest does not use this information in a personally identifiable form except under the following circumstances: if we have reason to believe that an account is being used in a manner that violates the Qwest Subscription Agreement, the Qwest Acceptable Use Policy, or any applicable law or regulation; to protect the integrity of our services or network; to assert or defend our legal rights or those of a third party; pursuant to a lawful request from a government or legal authority, or where we have a good faith belief that it is needed to prevent harm or provide assistance to a third party.

How does Qwest use personal information collected online?
In general, Qwest uses personal information collected online to provide products and services and to operate our business, for example, for billing and collection activities. We use personal information collected online to address your questions and concerns, to understand how you use our products and services, to give you information about our products and services, and to improve our services. Qwest also uses personal information collected online to comply with laws and regulations, to assert or establish our legal rights, and to defend our legal interests.

Does Qwest share personal information collected online with third parties?
Qwest discloses personal information collected online to affiliates and to others, including our business partners and vendors, to provide the products and services you request and to enhance those products and services. We may share personal information collected online with the government or third parties who make a lawful request for it. We may also disclose personal information collected online to others to assert and defend our legal rights, and as otherwise authorized or required by law.

Can I review and change my personal information collected online?
You are welcome to review and change personal information you provided to us online in the following ways:

- **Update your profile with MyAccount**
  Qwest Online Account Management enables you to revise information such as your e-mail address and e-mail preference. Once you enter your account, username and password, click **Edit Profile** to view and change – if necessary – your profile information.

- **Manage your account information by phone or through online chat**
  You may contact a Customer Service Representative to discuss and review the information we have in our records. You can contact online customer service directly by clicking on the "Need Help" button throughout our site or by sending an e-mail under the customer service section of the site. We will work with you so that your information is accurate and complete. Visit the Contact Us page for more information.

- **Subscribe and unsubscribe to e-mail newsletters**
  You can remove your name by selecting Qwest Online Account Management. Then Edit Profile and check the No box under "I would like to receive special offers and information on Qwest products and services." You can also unsubscribe through the e-mail newsletter. Even when you unsubscribe from the e-mail newsletter you may still receive e-mail messages from us, including online activity, order, and payment confirmations or reminders.

What does Qwest do to help safeguard personal information collected online?
Qwest has adopted policies and procedures designed to help safeguard personal information collected online from unauthorized access and misuse. Particularly sensitive information you submit (like credit card and bank account numbers) is transferred from your computer to our system through a type of encryption technology known as Secure Sockets Layer (SSL).

What are cookies and how do I disable them?
Cookies are files placed on your computer by most Web sites including ours. The files help the Web site "remember" you, allowing us to personalize your visit. Your browser stores the cookie information on your hard drive and each time you return to our site, the cookie helps us serve up the offers that are available to you.

- **Why Qwest uses cookies**
  Cookies help us provide and collect information about your past activities on our site. The information helps us provide you benefits such as the following:
  - Show you only the products that are available in your area
  - Help us improve our site and your experience using it
  - Make accurate product recommendations
  - Remember your username so you don't have to enter it repeatedly

- **Cookies and your information security**
  Cookies do not enable us to see information or files on your computer. We also do not use cookies to "spy" on you as you use non-Qwest Web sites. Cookies only allow us to "remember" you while you use our site.

- **How to disable cookies**
  Before you disable cookies, it's important to know that cookies improve your experience on our sites. If you disable cookies you may not be able to use all the features of our sites. Remember that cookies do not allow us to access private information on your computer. They only record information about your visits to our sites.

  You can disable cookies through your browser. The instructions for all browsers vary. But the steps are generally similar for most. Here are some places you can look to disable or enable cookies:
  - **Internet Explorer Example:**
    Look in the **Tools** menu, select **Internet Options**, and then click the **Security** tab.

    Click **Internet**, and then click **Custom Level**.

    Scroll down to **Cookies**, click disable (or enable) for both cookie options, and then click **OK**.

  - **Netscape Example:**
    Select **Edit | Preferences...** from the main menu.

    Select **Advanced** and under **Cookies**, select **Disable cookies** and click **OK**.

  - **Mozilla Firefox Example:**
    Open **Tasks**, choose **Privacy & Security**, and then **Cookie Manager**.

    Choose **View Stored Cookies** from the submenu to open the Cookie Manager window. Select one or more cookies and click either **Remove Cookie** or **Remove All Cookies**.

  - **Safari Example:**
    Choose **Preferences** from the Safari menu and click **Security**. Select **Never, Always,** or **Only from sites you navigate to,** to set your preferences at the level you desire. To see the cookies stored on your computer, click **Show Cookies**. From here you have the option to remove one or two cookies or all cookies.

- Most browsers have instructions on how to disable cookies in their "Help" sections. Or you can reference your specific browser's Internet-based support sections below for cookie disabling instructions.
  - Microsoft® Internet Explorer
  - Netscape®
  - Mozilla Firefox™

- Macintosh® Safari

- **Another cookie resource**
  For additional information about cookies, visit How Stuff Works

Companies that advertise on our Web sites may also use their own cookies. These cookies collect their own information independent of Qwest. You can disable these cookies as described above.

Does Qwest link to other Web sites?
Yes. Our Web sites may contain links to other Web sites. We are not responsible for the content or privacy practices of those Web sites. For this reason, we encourage you to review the privacy policies of other Web sites before providing them personal information.

Does Qwest use online ad services?
We advertise on non-Qwest Web sites. When we do this, we collect customer information about visits to our sites generated through those advertisements. This allows us to recognize the origins of visits to our sites and helps us target our Internet advertising. The information collected does not contain any information that identifies you. We share it only among our contracting agents to assess the results of advertising and promotions. It is for Qwest purposes and not shared for their marketing purposes.

Does Qwest collect information about children online?
The Children's Online Privacy Protection Act (COPPA) applies to Web sites that direct their services to children under 13 and collect personal information from them or who have actual knowledge that they are collecting personal information from children under 13. Qwest does not intentionally collect personal information from children, nor do we market to or target content to children. Before you allow your children to go online without your supervision, we encourage you to establish a set of rules that you can all agree on.

When does Qwest update its online privacy policy?
From time to time, Qwest may update this policy and/or our policies to reflect changes in our business, evolving technology, and changes in the law. We will notify you of any material changes by posting a notice on our Web site for 30 days prior to making the change.

How can I contact Qwest?
For questions about our privacy policies, please e-mail us at privacy@Qwest.com.

This is a policy of Qwest's practices, and is not a contract between Qwest and our customers for any purpose, including private or governmental litigation or regulatory action.

Copyright © 2008 Qwest Communications International Inc., All Rights Reserved

EXHIBIT C

Customer Privacy Policy

REVISED October 10, 2001

Like you, we at Qwest are concerned about customer privacy. We have a long history of maintaining the privacy of information we obtain in the normal course of providing our services. We work hard to serve you through new and exciting products and services. In the process, we remain sensitive to privacy issues.

The Information We Obtain and How We Use It

The information we obtain from you is generally necessary for us to provide your services and design new services for your future use. For example, we need to know your name, address and the services you buy from us to properly provide and bill for those services. When you call us, our representatives pull up account records and may refer to your bill, your calling patterns, and other information we have to answer questions you may have or recommend how we can best serve you.

We may also use information in our records to protect our customers, employees or property — for instance, to investigate fraud, harassment or other types of unlawful service activities involving Qwest or other carriers that we do business with. In some cases, it may be necessary to provide this information to the government or third parties who make a lawful demand for it.

We share information within our Qwest companies to enable us to better understand our customers' product and service needs, and to learn how to best design, develop, and package products and services to meet those needs. Like any large business, we may structure our company to include a number of smaller companies. Currently, our primary lines of business include local and long-distance services, wireless services, cable services, dedicated web hosting, Internet access for businesses and consumers, on-line services, and directory publishing. We also offer other products and services, for example, Frame Relay, Asynchronous Transfer Mode (ATM), telephone equipment, voice mail services, and directory advertising.

Accuracy of the Information We Hold

We want the information we obtain and use about customers to be accurate. If your service information or your personal contact information changes or you see an inaccuracy on your Qwest bill, let us know so we can correct it.

Security and Accountability

We have information systems that collect and store customer information in addition to systems that store our own business records. These systems have different types of security as appropriate for the information stored. Qwest requires employees to keep customer information confidential and we hold them accountable for their actions.

Providing Services to Enhance Your Privacy

Non-published numbers, Caller ID and Caller ID blocking services, Anonymous Call Rejection, and No Solicitation are among the privacy services Qwest offers to enhance your privacy.

Disclosure of Information Outside Qwest

As a general rule, Qwest does not release customer account information to unaffiliated third parties without your permission unless we have a business relationship with those companies where the disclosure is appropriate. For example, we may hire outside companies as contractors or agents; or we might be engaged in a joint venture or partnership with a company. Upon occasion, Qwest may decide to stop providing a service or may decide to sell or transfer parts of our business to unaffiliated companies. When this happens, we may provide confidential customer information to these companies so that they can offer you the same or similar services. In all of these situations, we provide information to these other companies only as needed to accomplish our business objectives and the companies are bound by requirements to keep Qwest customers' information confidential.

There are exceptions to the general rule. For example, we might provide information to regulatory or administrative agencies so that they can accomplish their regulatory tasks (for example, responding to a customer complaint) or to maximize the efficiencies of our own processes (such as getting mailing addresses correct, for example). Other disclosures will be driven by legal requirements imposed on Qwest. Qwest complies with "legal process," such as a subpoena or court order or other similar demand, associated with either criminal or civil proceedings.

Disclosure of Account Information

If you tell us in writing to release your account information to someone, we will honor your request and provide that information.

Your account information is released to other carriers when you give us your permission or when they advise us they have your approval to access the information. This most often occurs with respect to a sale of service they want to make or have made to you. Unless we are advised that permission from you has been granted, we do not release the information.

We may provide account information to collection agencies when customers do not pay their bills. We restrict the use that can be made of this information to collection activities only for our charges and for the charges we bill for others.

Other carriers use Qwest to bill for their charges. In this case, they provide us with information about you, including your calling patterns, and we bill you on their behalf. In turn, we provide them with non-sensitive information about your service, such as the date your service was established or disconnected; whether you have toll or 900 blocking services, whether you have a calling card or not and when it was issued, how you pay your bills and if they are paid on time.

Disclosure of Customer Telephone Numbers, Names and Addresses

Telephone number, name and sometimes address information is "released" by Qwest in different ways. It is sometimes released as "lists" to entities that are entitled by law to receive the information or which have entered into contracts with Qwest to receive it. The information is sometimes released through the network "transactionally," such as when your phone number and name are released through a Caller ID mechanism. Sometimes the information is provided in reports to those persons who are being called by you and want to know more about who is calling them and when. Whether a number is recognized as "published" or not will generally depend on the medium by which the number is captured and released.

For example, a person can ask Qwest to include them in directories (that is "publish" their number) or not. Persons can ask to not be published in directories but included in Directory Assistance (non-listed numbers). Or persons can ask not to be either in directories or Directory Assistance (non-published). All of these terms refer to a "listing" status.

However, the telephone network does not recognize a number as published/listed or non-listed or non-published. Thus, the network will "pass" that number to interconnecting carriers (local, long-distance, wireless) and to called parties. Only if the network (a) has the capability to block the number; and (b) you have invoked a blocking mechanism will the called party (but not the carriers in between) be unable to see the calling number. And, where both the calling number and name are "carried" as part of the network call, generally both will be displayed or both will be blocked.

In some cases, such as on some party- or coin-operated lines, as well as calls to pay-per-call (900) or toll-free numbers (such as 800/888/877 numbers), the network does not have the capability to block your underlying phone number even if you invoke Caller ID blocking. And there may be other services that rely on this type of automatic number identification (ANI) technology, such as cable companies that offer movies keyed to the automatic delivery of your phone number or pizza companies that route your calls to the closest stores based on your number. There are a variety of businesses that subscribe to these types of services. By federal regulation, however, businesses that utilize this technology can only use it to provide you the service in question or one directly related to it. And, because federal law requires phone numbers associated with facsimile transmissions to be released as part of the facsimile, these phone numbers are not blocked either.

When you order services from us to connect to an Internet Service Provider (ISP) or choose a carrier, we may need to advise them of your telephone number in order that they may provide your requested service. This includes non-listed and non-published telephone numbers.

In addition to the above types of disclosures, Qwest is required, by law, to make disclosures of customer telephone number, name and address information in certain circumstances, including those described below.

- We are required to provide listed customer names, addresses and telephone numbers to directory publishers - our own and others. Qwest and other directory publishers may publish this information in alphabetical or reverse directories that take the form of paper directories, electronic directories over the Internet, or on CDs. We also provide customer name and addresses for all customers (including non-listed and non-published customers) to directory publishers to allow for directory deliveries, but only for that purpose.
- We are required to provide customer names, addresses and telephone numbers to directory assistance and operator services providers. This information includes non-listed information, as well as the name and address of non-published customers. By contract, Qwest requests these companies to honor the privacy indicators that may be included in their purchased lists and such indicators are included for nonlisted and nonpublished numbers. Some of these providers offer Internet or online directory assistance services.
- In some cases, when you dial 911, your name, address and telephone number information is provided to the emergency service provider. And, by law, we are required to provide this information, including non-listed and non-published information, to emergency service providers and emergency support services providers upon request in a more comprehensive format.
- If you place a long-distance call using a provider other than the one you use on your home phone -- for example, if you place a calling card or third number billed call from a pay phone -- Qwest is required by law to

provide billing name and address information to the service provider. This includes names and addresses associated with non-published and non-listed information where the individual has not objected. This information cannot be used for marketing purposes. Similar information is provided with respect to the provision of services by non-Qwest carriers.

We might provide your name and address to administrative agencies where we are working with them to minimize costs and maximize accuracy. For example, we might share this information with the Post Office so that we continue to get reduced postage rates and you get your bills and other information from us in a cost-efficient, reliable and timely fashion.

We also compile lists of customer names, addresses and telephone numbers of the type printed in the White Pages directories and provide these lists to qualified companies that are conducting product promotions. Non-published and non-listed numbers are not included in these lists and we remove other customers from these lists by request.

Your Control Over the Disclosure of Information

You tell us the telephone listings you want to include in our directories and in directory assistance. You also may choose to have a non-published or non-listed number, or to exclude your address from your listing.

As we addressed above, in certain cases you can block the transmission of your telephone number (and name) to those persons you call.

Our Qwest divisions may provide you with information about new products and services or special promotions. However, Qwest does maintain an internal "Do Not Call" list in line with federal law. If you ask not to be contacted, the business or division that is calling you will put your telephone number on a list. Other Qwest business divisions will still be able to call you unless you make it clear that you do not want to be contacted by any Qwest business unit. Some states have adopted their own "Do Not Call" laws, which are usually managed by a third party database administer. Often those laws permit continued contact with persons whose numbers are on the list when there is an existing business relationship, so you might get a call from us even if you are on these kinds of lists.

It is Qwest's practice to stop sending direct mail materials to individuals that request it not be sent. There are no laws that control this accommodation but we respect the desire of individuals to be free of such communications if they wish.

Qwest or its business partners may use e-mail to communicate with customers about events or new products and services or to respond to visitor's e-mails. Our residential local telephone service customers may visit our qwest.com web site, E-mail Contact Preferences page to add or remove themselves from our email list. If you receive unwanted email from us you may also remove yourself from our email list by simply following the "unsubscribe" instructions in the email. We will not send commercial solicitations to customers who request it not be sent. Please note that if you do go through this process, some e-mail messages may still come to you, although not those dealing with commercial solicitations. For example, we may e-mail you about viruses, or changes to your service, or other types of product advisories.

We honor customer requests to have their names removed from lists that Qwest might provide to firms desiring to do product promotions. Customers with non-listed and non-published numbers are not included on the lists. For individuals with listed information, if you do not wish to have your name included on such lists, just tell us and we will remove your name at no charge.

Qwest Choice TV & OnLine Services™

For more information on our Customer Privacy Policy related to Qwest Choice TV & OnLine Services click here.

To improve the services it can offer you, Qwest may opt to expand its capabilities for obtaining information about users in the future. Qwest will update this privacy policy continually to ensure that you are aware of developments in this area.

Should you have any questions or comments relating to this Privacy Policy or Qwest privacy practices, please contact Qwest at Privacy@qwest.com.

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Copyright © 2008 Qwest Communications International Inc., All Rights Reserved

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